UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Immunomedics, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

452907108

(CUSIP Number)

Clay B. Siegall, Ph.D.

President and Chief Executive Officer

Seattle Genetics, Inc.

21823 30th Drive SE

Bothell, Washington 98021

(425) 527-4000

Copies to:

Jean Liu Executive Vice President, Legal Affairs & General Counsel Seattle Genetics, Inc. 21823 30th Drive SE Bothell, Washington 98021 (425) 527-4000	Krishna Veeraraghavan Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 29, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452907108	13D	Page 1 of 8 Pages

CUSIP No. 452907108	13D	Page 2 of 8 Pages

1	Name of Reporting Person. Seattle Genetics, Inc.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 11,655,804 (1)
	8	Shared Voting Power 0
	9	Sole Dispositive Power 11,655,804 (1)
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,655,804 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 8.2% (1) (2)
14	Type of Reporting Person CO

(1)	Consists of 3,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”) of Immunomedics, Inc. (the “Issuer”) and a Warrant to purchase up to 8,655,804 shares of Common Stock.
(2)	Based on up to 8,655,804 shares of Common Stock issuable upon exercise of the Warrant and 132,709,505 shares of Common Stock outstanding, calculated as the sum of (i) 109,604,145 shares of Common Stock outstanding as of May 8, 2017, as set forth by the Issuer in its Current Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on May 10, 2017, and (ii) 23,105,360 shares of Common Stock that was issuable upon automatic conversion of the Issuer’s Series A-1 Convertible Preferred Stock (which automatic conversion would occur upon the filing of the Issuer’s charter amendment increasing the number of its authorized shares of Common Stock), as set forth by the Issuer in its Current Report on Form 8-K filed with the SEC on May 5, 2017. The Issuer filed such charter amendment, dated June 29, 2017, as an exhibit to its Current Report on Form 8-K filed with the SEC on June 29, 2017.

CUSIP No. 452907108	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of Immunomedics, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is: 300 The American Road, Morris Plains, New Jersey 07950.

Item 2.	Identity and Background

This Schedule 13D is being filed by and for Seattle Genetics, Inc. (the “Reporting Person”), a Delaware corporation. The Reporting Person’s principal business address and address of its principal office is: 21823 30th Drive SE, Bothell, Washington 98021. The Reporting Person is a biotechnology company and its principal business is the development and commercialization of targeted therapies for the treatment of cancer.

None of the Reporting Person or, to the best of the Reporting Person’s knowledge, any person named in Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

None of the Reporting Person or, to the best of the Reporting Person’s knowledge, any person named in Schedule A attached hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

The information required by Item 2(a), (b), (c) and (f) for the each of the directors and executive officers of the Reporting Person are set forth on Schedule A hereto, which is incorporated by reference into this Item 2.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with a development and license agreement between the Issuer and the Reporting Person (which the parties subsequently agreed to terminate effective upon final dismissal of a related lawsuit), (1) the Reporting Person and the Issuer entered into a Stock Purchase Agreement pursuant to which the Issuer issued, and the Reporting Person purchased, 3,000,000 shares of Common Stock (the “Purchased Shares”), for an aggregate purchase price of $14.7 million, and (2) the Issuer and Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), as warrant agent, entered into a Warrant Agreement pursuant to which the Issuer issued to, and in favor of, the Reporting Person, a warrant (the “Warrant”) on customary terms, pursuant to which the Reporting Person would have the right, until the expiration date of the Warrant, to purchase up to 8,655,804 additional shares (the “Warrant Shares” and together with the Purchased Shares, the “Shares”) of Common Stock at an initial exercise price of $4.90 per share (in each case, subject to customary anti-dilution and other adjustments in accordance with the terms of the Warrant). The source of funds used to acquire the Purchased Shares consisted of, and the source of funds to be used to acquire Warrant Shares in the event the Reporting Person elects to exercise the Warrant will consist of, the working capital of the Reporting Person.

Item 4.	Purpose of Transaction

The Reporting Person acquired the Common Stock and Warrant in connection with a development and license agreement with the Issuer (which the parties subsequently agreed to terminate effective upon final dismissal of a related lawsuit) to acquire a strategic interest in the Issuer. Consistent with this purpose, the Reporting Person may communicate with the board of directors of the Issuer (the “Board”), members of the Issuer’s management and/or other stockholders from time to time with respect to operational, strategic, financial, governance, or other matters and otherwise work with management and the Board. These communications may include, from time to time, discussions with, and/or proposals to, the Board and/or members of management regarding the potential acquisition of, or other strategic alternative involving, the Issuer or additional securities of the Issuer.

The Reporting Person expects to evaluate on an ongoing basis the Issuer’s financial condition and prospects and its interest in, and intentions with respect to, the Issuer and its ownership of the securities of the Issuer. The Reporting Person may seek to acquire additional securities of the Issuer (which may include securities rights and securities

CUSIP No. 452907108	13D	Page 4 of 8 Pages

exercisable or convertible into securities of the Issuer), dispose of all or a portion of the securities of the Issuer owned by it, engage in hedging or similar transactions with respect to securities of Issuer, take positions with respect to and seek to influence the Issuer with respect to operational, strategic, financial, governance or other matters or participate in a business combination transaction or other strategic alternative transaction with the Issuer. Any such transaction or course of action that the Reporting Person may pursue may be made at any time and from time to time without prior notice, and may be through open market transactions, block trades, private arrangements or otherwise. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer’s business and prospects, other developments concerning the Issuer and its businesses generally, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, changes in law and government regulations, general economic conditions, and money and stock market conditions, including the market price of the securities of the Issuer.

Item 5.	Interest in Securities of the Issuer

The percentage of the class of securities set forth below is based on up to 8,655,804 shares of Common Stock issuable upon exercise of the Warrant and 132,709,505 shares of Common Stock outstanding, calculated as the sum of (i) 109,604,145 shares of Common Stock outstanding as of May 8, 2017, as set forth by the Issuer in its Current Report on Form 10-Q filed with the SEC on May 10, 2017, and (ii) 23,105,360 shares of Common Stock that was issuable upon automatic conversion of the Issuer’s Series A-1 Convertible Preferred Stock (which automatic conversion would occur upon the filing of the Issuer’s charter amendment increasing the number of its authorized shares of Common Stock), as set forth by the Issuer in its Current Report on Form 8-K filed with the SEC on May 5, 2017. The Issuer filed such charter amendment, dated June 29, 2017, as an exhibit to its Current Report on Form 8-K filed with the SEC on June 29, 2017.

(a)	The aggregate number of the class of securities beneficially owned by the Reporting Person is 11,655,804 (consisting of 3,000,000 shares of Common Stock and a Warrant to purchase up to 8,655,804 shares of Common Stock) and the percentage of the class of securities beneficially owned by the Reporting Person is 8.2%.

(b)	The number of shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote: 11,655,804 shares (consisting of 3,000,000 shares of Common Stock and a Warrant to purchase up to 8,655,804 shares of Common Stock)

(ii) Shared power to vote or to direct the vote: 0 shares

(iii) Sole power to dispose or to direct the disposition of: 11,655,804 shares (consisting of 3,000,000 shares of Common Stock and a Warrant to purchase up to 8,655,804 shares of Common Stock)

(iv) Shared power to dispose or to direct the disposition of: 0 shares

(c)	Other than as described herein, none of the Reporting Person or any of the persons named on Schedule A hereto has engaged in any transaction involving the Issuer’s common stock.

(d)	Not applicable.

(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Stock Purchase Agreement

On February 10, 2017 (the “Equity Closing Date”), the Reporting Person and the Issuer entered into a Stock Purchase Agreement pursuant to which the Issuer issued, and the Reporting Person purchased, the Purchased Shares, which represented approximately 2.75% of the then outstanding shares of Common Stock, for an aggregate purchase price of $14.7 million.

CUSIP No. 452907108	13D	Page 5 of 8 Pages

Warrant Agreement and Warrant

On February 16, 2017, the Issuer and Broadridge, as warrant agent, entered into the Warrant Agreement pursuant to which the Issuer issued to, and in favor of, the Reporting Person, the Warrant on customary terms, pursuant to which the Reporting Person would have the right, until February 10, 2020, to purchase up to 8,655,804 additional shares of Common Stock at an initial exercise price of $4.90 per share (in each case, subject to customary anti-dilution and other adjustments in accordance with the terms of the Warrant). In connection with the Reporting Person’s and the Issuer’s agreement to terminate the development and license agreement, the Issuer agreed to amend the Warrant to be exercisable until the later of December 31, 2017 and the date that is six months following the date that sufficient shares of the Common Stock have been authorized to enable full exercise of the Warrant.

At the time of the Warrant’s issuance, the Issuer had 744,611 shares of Common Stock available for issuance (calculated as the difference between the 3,744,611 shares of Common Stock available for issuance disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 9, 2017 and the 3,000,000 Purchased Shares issued on February 10, 2017). This limit on the shares of Common Stock available for issuance would have permitted only the partial exercise of the Warrant. The full exercise of the Warrant would be subject to the approval by the Issuer’s stockholders of an amendment to its certificate of incorporation to increase the maximum number of authorized shares of Common Stock, which was a material contingency outside of the control of the Reporting Person. Accordingly, at the time of the Warrant’s issuance, the Reporting Person’s beneficial ownership (consisting of the Purchased Shares and the number of authorized shares available for issuance upon partial exercise of the Warrant) was approximately 3.5% of the outstanding Common Stock. On June 29, 2017, the Issuer’s stockholders approved the amendment and restatement of the Issuer’s certificate of incorporation to increase the maximum number of authorized shares of Common Stock. The increase provided for a sufficient number of authorized shares to permit the full exercise of the Warrant. As a result, on June 29, 2017, the Reporting Person’s beneficial ownership (consisting of the Purchased Shares and the full number of Warrant Shares) increased to 8.2% of the outstanding Common Stock.

Upon the occurrence of certain transactions prior to the expiration date of the Warrant directly or indirectly constituting a merger, consolidation, sale of all or substantially all of the Issuer’s assets, purchase offer, tender offer, exchange offer, reclassification or reorganization or recapitalization of the Common Stock, compulsory exchange of Common Stock or sale to another person of more than 50% of the Common Stock (each, a “Fundamental Transaction”), then, upon any subsequent exercise of any warrant under the Warrant Agreement, the Reporting Person (so long as it owns any warrant under the Warrant Agreement) will have the right to receive, for each Warrant Share that would have been issuable upon such exercise immediately prior to the occurrence of such Fundamental Transaction, at its option, the number of shares of Common Stock or other equity securities of the successor or acquiring corporation of the Issuer, if it is the surviving corporation, and any additional consideration receivable as a result of such Fundamental Transaction by a holder of the number of shares of Common Stock for which such warrant is exercisable immediately prior to such Fundamental Transaction.

As of the date of this Schedule 13D, the Reporting Person has not exercised the Warrant. The Reporting Person is not entitled, by virtue of holding the Warrant, to vote, to consent, to receive dividends, to consent or to receive notice as a stockholder with respect to any meeting of stockholders for the election of the Issuer’s directors or any other matter, or to exercise any rights whatsoever as a stockholder of the Issuer unless, until and only to the extent the Reporting Person becomes a holder of record of shares of Common Stock issuable upon exercise of the Warrant.

The issuances of the Purchased Shares and the Warrant Shares have not been registered under the Securities Act, and neither the Purchased Shares nor the Warrant Shares may be offered or sold in the United States absent registration under or exemption from the Securities Act and any applicable state securities laws.

CUSIP No. 452907108	13D	Page 6 of 8 Pages

Registration Rights Agreement

On the Equity Closing Date, the Reporting Person entered into a Registration Rights Agreement with the Issuer pursuant to which the Issuer agreed to file a registration statement in respect of the Shares. Under the terms of the Registration Rights Agreement, the Issuer is required to file a registration statement with respect to the Shares with the SEC and to cause such registration statement to be declared effective by the SEC within certain time periods following the Equity Closing Date. The Issuer has also agreed to other customary obligations regarding registration of the Shares, including matters relating to indemnification, maintenance of the registration statement and payment of certain expenses.

The foregoing description of the Stock Purchase Agreement, Warrant Agreement, Warrant and the Registration Rights Agreement does not purport to be complete and is qualified by reference to the full text of such agreements filed as Exhibits 99.1 through 99.4 hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description

99.1	Stock Purchase Agreement, dated February 10, 2017, by and between Seattle Genetics, Inc. and Immunomedics, Inc. (incorporated by reference from Exhibit 10.4 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.2	Warrant Agreement, dated February 16, 2017, by and between Immunomedics, Inc. and Broadridge Corporate Issuer Solutions, Inc. (incorporated by reference from Exhibit 10.7 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.3	Warrant to Purchase 8,655,804 Shares (incorporated by reference from Exhibit 10.6 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

99.4	Registration Rights Agreement, dated February 10, 2017, by and between Seattle Genetics, Inc. and Immunomedics, Inc. (incorporated by reference from Exhibit 10.5 to the Reporting Person’s Current Report on Form 10-Q, filed with the SEC on May 1, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 7, 2017

SEATTLE GENETICS, INC.

By:	/s/ Clay B. Siegall
	Name:	Clay B. Siegall
	Title:	President and Chief Executive Officer

SCHEDULE A

Executive Officers and Directors of Seattle Genetics, Inc.

Name	Position and Principal Occupation	Business Address	Citizenship

Clay B. Siegall	President and Chief Executive Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Todd E. Simpson	Chief Financial Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Eric L. Dobmeier	Chief Operating Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Jonathan Drachman, M.D.	Chief Medical Officer and Executive Vice President, Research and Development	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Vaughn B. Himes, Ph.D.	Chief Technical Officer	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Jean I. Liu, J.D.	General Counsel, Executive Vice President, Legal Affairs, and Corporate Secretary	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Darren S. Cline	Executive Vice President, Commercial	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Srinivas Akkaraju, M.D., Ph.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Felix Baker, Ph.D.	Lead Independent Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

David W. Gryska	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Marc E. Lippman, M.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

John A. Orwin	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Nancy A. Simonian, M.D.	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA

Daniel G. Welch	Director	c/o 21823 – 30th Drive SE, Bothell, WA 98021	USA